UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO REPORTS CAPITAL EXPENDITURE FIGURES
FOR THE NEXT FIVE-YEAR PERIOD (QUINQUENNIUM)

Guadalajara, Jalisco, Mexico – January 6, 2010 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE:  PAC; BMV:  GAP) (“the Company” or “GAP”) announced today the projected capital expenditure figures for the 2010-2014 period. This five-year period is also referred to as the “Quinquennium”.

The following figures reflect the total investments approved by the Ministry of Communications and Transportation in the Master Development Program for the 2010-2014 period, and are expressed in Pesos as of December 31, 2007.    Under the regulation, the figures must be restated by the Construction Price Index published by the Mexican Central Bank each given year. As a result, the commitment for each year may vary from the figures expressed in the following table, per the inflation value measured in terms of the Construction Price Index.

Projected CAPEX Figures:

Airport*	2010	2011	2012	2013	2014	Total 2010-2014
AGU	6,328,671	4,846,000	1,450,000	7,144,250	550,000	20,318,921
BJX	13,310,937	35,463,941	37,687,400	6,495,213	3,000,000	95,957,491
GDL	102,143,667	197,050,000	138,683,152	210,340,167	171,416,100	819,633,086
HMO	18,173,283	24,675,462	12,900,000	2,032,000	13,300,000	71,080,745
LAP	2,200,000	2,800,000	8,500,000	41,290,000	2,750,000	57,540,000
LMM	13,400,000	8,300,000	19,300,000	24,910,000	2,700,000	68,610,000
MLM	14,106,000	10,270,000	13,467,500	2,757,500	634,372	41,235,372
MXL	7,700,000	6,900,000	7,294,981	10,684,000	1,679,500	34,258,481
PVR	113,328,250	186,582,629	92,500,000	24,200,000	21,800,000	438,410,879
SJD	151,232,034	342,352,400	192,200,000	38,010,000	30,800,000	754,594,434
TIJ	96,720,748	167,515,252	27,304,455	8,300,000	3,431,616	303,272,071
ZLO	15,260,000	2,700,000	10,930,000	35,186,300	1,669,333	65,745,633
TOTAL	553,903,590	989,455,684	562,217,488	411,349,430	253,730,921	2,770,657,113
* The airports above are listed in the following order: Aguascalientes, Guanajuato, Guadalajara, Hermosillo, La Paz, Los Mochis, Morelia, Mexicali, Puerto Vallarta, Los Cabos, Tijuana and Manzanillo

       For further information please visit: www.aeropuertosgap.com.mx or contact us:

In Mexico	In the U. S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: January 6, 2010